EXHIBIT 99.1

Internet Gold Reports its Financial Results for
the Fourth Quarter and Full Year 2014

- Continued focus on debt structure improvement -

Ramat Gan, Israel – March 26, 2015 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the fourth quarter and year ended December 31, 2014. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

Bezeq’s Results: For the fourth quarter of 2014, the Bezeq Group reported revenues of NIS 2.3 billion ($582 million) and operating profit of NIS 633 million ($163 million). Bezeq’s EBITDA for the fourth quarter totaled NIS 954 million ($245 million), representing an EBITDA margin of 42.2%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 416 million ($107 million). Bezeq's cash flow from operating activities during the period totaled NIS 739 million ($190 million).

Cash Position: As of December 31, 2014, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 322 million ($83 million), its unconsolidated gross debt was NIS 1.1 billion ($294 million) and its unconsolidated net debt was NIS 822 million ($211 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions			Convenience
			translation into
			U.S. dollars
			(Note A)
	December 31,	December 31,	December 31,
	2013	2014	2014
	NIS	NIS	US$
Short term liabilities	129	67	17
Long term liabilities	931	1,077	277
Total liabilities	1,060	1,144	294
Cash and cash equivalents	329	322	83
Total net debt	731	822	211

(1)       Does not include the consolidated balance sheet of B Communications and its subsidiaries.

Internet Gold's Cash Management: Internet Gold manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to Internet Gold's investment policy approximately 80% of the funds must be invested in investment-grade securities.

Dividend from Bezeq: On August 6, 2014, Bezeq's Board of Directors resolved to recommend to the General Meeting of Shareholders the distribution of a cash dividend in the amount of NIS 1,267 million ($326 million). On September 3, 2014, Bezeq's shareholders approved the dividend distribution and on October 2, 2014 B Communications received its share totaling approximately NIS 391 million ($101 million).

In accordance with Bezeq's dividend policy, its Board of Directors recommended the distribution of 100% of its profits for the second half of 2014 as a cash dividend of NIS 844 million ($217 million) to its shareholders. The dividend, which is subject to shareholder approval, is expected to be paid on May 27, 2015 to shareholders of record as of May 14, 2015. B Communications’ share of the dividend distribution, if approved, is expected to be approximately NIS 260 million ($67 million).

Internet Gold’s Fourth Quarter and Full Year Consolidated Financial Results

Internet Gold's consolidated revenues for the fourth quarter of 2014 totaled NIS 2,262 million ($582 million), a 6.1% decrease compared with NIS 2,409 million reported in the fourth quarter of 2013. For the full year 2014, Internet Gold's revenues totaled NIS 9,055 million ($2,328 million), a 5.3% decrease compared to NIS 9,563 million reported in 2013. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the fourth quarter of 2014 totaled NIS 510 million ($131 million), a 24.0% increase compared with NIS 411 million reported in the fourth quarter of 2013. For the full year 2014, Internet Gold's consolidated operating income totaled NIS 2,595 million ($667 million), a 27.7% increase compared with NIS 2,032 million reported in 2013. The increase was primarily attributed to Bezeq's sale of Yad2 in the second quarter of 2014 that resulted in NIS 582 million ($150 million) of other operating income in 2014.

Internet Gold's consolidated net income for the fourth quarter of 2014 totaled NIS 294 million ($76 million), a 70.9% increase compared with NIS 172 million reported in the fourth quarter of 2013. For the full year 2014, Internet Gold's consolidated net income totaled NIS 1,055 million ($271 million), a 22.7% increase compared with NIS 860 million reported in 2013.

Internet Gold’s Fourth Quarter and Full Year Unconsolidated Financial Results

As of December 31, 2014 Internet Gold held approximately 67% of B Communications outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net income for the fourth quarter of 2014 totaled NIS 48 million ($12 million), compared with NIS 17 million in the fourth quarter of 2013. For the full year 2014, Internet Gold's interest in B Communications’ annual loss totaled NIS 20 million ($5 million), compared with its interest in B Communications’ net income of NIS 106 million in 2013.

Internet Gold’s unconsolidated net financial expenses for the fourth quarter of 2014 totaled NIS 20 million ($5 million) compared with NIS 6 million in the fourth quarter of 2013. These expenses consist of NIS 22 million ($6 million) of interest and CPI linkage expenses related to Internet Gold’s publicly-traded debentures and were partially offset by NIS 2 million ($1 million) of financial income generated by short term investments. For the full year 2014, Internet Gold’s unconsolidated net financial expenses totaled NIS 84 million ($22 million) compared with NIS 76 million in 2013. These expenses consisted of NIS 93 million ($24 million) of interest and CPI linkage expenses related to its publicly-traded debentures and were partially offset by NIS 9 million ($2 million) of financial income generated by short term investments.

Internet Gold's net income attributable to shareholders for the fourth quarter of 2014 totaled NIS 27 million ($7 million) compared with NIS 10 million in the fourth quarter of 2013. For the full year 2014, Internet Gold’s loss attributable to shareholders totaled NIS 108 million ($28 million), compared to net income attributable to shareholders of NIS 26 million reported in 2013.

In millions
			Convenience			Convenience
			translation into			translation into
	Quarter ended		U.S. dollars	Year ended		U.S. dollars
	December 31,		(Note A)	December 31,		(Note A)
	2013	2014	2014	2013	2014	2014
	NIS	NIS	US$	NIS	NIS	US$
Revenues	-	-	-	-	-	-
Financial expenses, net	(6)	(20)	(5)	(76)	(84)	(22)
Other expenses	(1)	(1)	-	(4)	(4)	(1)
Interest in BCOM's net income (loss)	17	48	12	106	(20)	(5)
Net income (loss)	10	27	7	26	(108)	(28)

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “During 2014, we carried on with the process of improving our debt structure. The issuance of our long-term Series D Debentures together with our recent debenture exchange transactions extended the average duration of our outstanding debt from 2.5 years to 3.7 years, while significantly improving our repayment schedule and debt structure. In addition, we are very pleased with the results of our subsidiary, B Communications, and with Bezeq, which continues to generate a steady return that enhances our overall financial position and capabilities.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the fourth quarter and year ended December 31, 2014. For a full discussion of Bezeq’s results for the fourth quarter and full year ended December 2014, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
	(NIS millions)			(NIS millions)

Revenues	2,262	2,409	(6.1)%	9,055	9,563	(5.3)%
Operating profit	633	593	6.7%	3,226	2,819	14.4%
EBITDA	954	921	3.6%	4,507	4,130	9.1%
EBITDA margin	42.2%	38.2%		49.8%	43.2%
Net profit attributable to Bezeq’sshareholders	416	352	18.2%	2,111	1,771	19.2%
Basic and Diluted EPS (NIS)	0.15	0.13	15.4%	0.77	0.65	18.5%
Cash flow from operating activities	739	935	(21.0)%	3,796	4,152	(8.6)%
Payments for investments	315	318	(0.9)%	1,275	1,228	3.8%
Free cash flow 1	507	710	(28.6)%	2,751	3,236	(15.0)%
Net debt/EBITDA (end of period) 2	1.60	1.96		1.60	1.96

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2014 amounted to NIS 9.06 billion ($2.33 billion) compared with NIS 9.56 billion in 2013, a decrease of 5.3%. The decrease in the Bezeq Group's revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as reduced revenues of Bezeq Fixed Line which were largely influenced by a decrease in fixed call termination rates.

Revenues of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 2.26 billion ($582 million) compared with NIS 2.41 billion in the corresponding quarter of 2013, a decrease of 6.1%.  The reduction in the Bezeq Group's revenues was primarily related to a decrease in revenues from cellular services as mentioned above.

Salary expenses of the Bezeq Group in 2014 amounted to NIS 1.77 billion ($455 million) compared with NIS 1.87 billion in 2013, a decrease of 5.6%. The decrease in the Bezeq Group's salary expenses was primarily due to streamlining at Bezeq Fixed Line and Pelephone as well as a reduction in share-based payments.

Salary expenses of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 440 million ($113 million), in line with the corresponding quarter of 2013.

Operating expenses of the Bezeq Group in 2014 amounted to NIS 3.37 billion ($866 million) compared with NIS 3.58 billion in 2013, a decrease of 5.9%.

For the fourth quarter of 2014, operating expenses of the Bezeq Group amounted to NIS 853 million ($219 million) compared with NIS 966 million in the corresponding quarter of 2013, a decrease of 11.7%. The decrease in the Bezeq Group's operating expenses was due to a reduction in most of the expense items of Bezeq Fixed Line and Pelephone.

Other operating income of the Bezeq Group in 2014 amounted to NIS 586 million ($151 million) compared with NIS 15 million in 2013. The increase in the Bezeq Group's other operating income was due to the one-time gain of NIS 582 million ($150 million) from the sale of Coral Tel Ltd., the operator of the "Yad2" web site.

Other operating expenses of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 15 million ($4 million) compared with NIS 81 million in the corresponding quarter of 2013, a decrease of 81.5%. The decrease in the Bezeq Group's other operating expenses was primarily due to a reduction in the provision for the collective labor agreement at Pelephone.

Operating profit of the Bezeq Group in 2014 amounted to NIS 3.23 billion ($830 million) compared with NIS 2.82 billion in 2013, an increase of 14.4%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in 2014 amounted to NIS 4.51 billion ($1.16 billion) (EBITDA margin of 49.8%) compared with NIS 4.13 billion (EBITDA margin of 43.2%) in 2013, an increase of 9.1%.  Net profit attributable to Bezeq shareholders in 2014 amounted to NIS 2.11 billion ($543 million) compared with NIS 1.77 billion in 2013, an increase of 19.2%. The increase in the Bezeq Group's profitability metrics was primarily due to the one-time gain from the sale of Coral Tel Ltd. mentioned above.

Operating profit of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 633 million ($163 million) compared with NIS 593 million in the corresponding quarter of 2013, an increase of 6.7%. EBITDA of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 954 million ($245 million) (EBITDA margin of 42.2%) compared with NIS 921 million (EBITDA margin of 38.2%) in the corresponding quarter of 2013, an increase of 3.6%. Net profit attributable to Bezeq shareholders in the fourth quarter of 2014 amounted to NIS 416 million ($107 million) compared with NIS 352 million in the corresponding quarter of 2013, an increase of 18.2%. The increase in the Bezeq Group's profitability metrics was primarily due to a decrease in operating expenses as well as in other operating expenses as mentioned above.

Cash flow from operating activities of the Bezeq Group in 2014 amounted to NIS 3.80 billion ($976 million) compared with NIS 4.15 billion in 2013, a decrease of 8.6%. Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 739 million ($190 million) compared with NIS 935 million in the corresponding quarter of 2013, a decrease of 21.0%. The decrease in the Bezeq Group's cash flow from operating activities was primarily due to lower profitability as well as a moderation in the rate of changes in working capital at Pelephone.

Payments for investments (Capex) of the Bezeq Group in 2014 amounted to NIS 1.28 billion ($328 million) compared with NIS 1.23 billion in 2013, an increase of 3.8%. The Bezeq Group's high level of investments is due to the continued nationwide rollout of Bezeq Fixed Line's fiber optic network together with investments in advanced technologies for the enhancement of the NGN (Next Generation Network).

Payments for investments of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 315 million ($81 million), in line with the corresponding quarter of 2013.

Free cash flow of the Bezeq Group in 2014 amounted to NIS 2.75 billion ($707 million) compared with NIS 3.24 billion in 2013, a decrease of 15.0%. Free cash flow of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 507 million ($130 million) compared with NIS 710 million in the corresponding quarter of 2013, a decrease of 28.6%.

Net financial debt of the Bezeq Group amounted to NIS 7.20 billion ($1.85 billion) at December 31, 2014 compared with NIS 8.09 billion as of December 31, 2013. At December 31, 2014, the Bezeq Group's net financial debt to EBITDA was 1.60, compared with 1.96 on December 31, 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2014 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2014 (NIS 3.889 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman - Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2013	2014	2014
	NIS	NIS	US$
Assets
Cash and cash equivalents	867	732	188
Restricted cash	-	65	17
Investments, including derivative
financial instruments	1,868	3,406	876
Trade receivables, net	2,651	2,227	573
Other receivables	347	242	62
Inventory	117	96	25
Assets classified as held-for-sale	217	95	24

Total current assets	6,067	6,863	1,765

Investments, including derivative
financial instruments	81	271	70
Long-term trade and other receivables	652	566	145
Property, plant and equipment	6,541	6,574	1,690
Intangible assets	6,613	5,884	1,513
Deferred and other expenses	381	364	94
Investment in equity-accounted investee
(mainly loans)	1,015	1,057	272
Deferred tax assets	60	-	-

Total non-current assets	15,343	14,716	3,784

Total assets	21,410	21,579	5,549

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2013	2014	2014
	NIS	NIS	US$
Liabilities
Short-term bank credit, current maturities
of long-term bank loans and debentures	1,566	1,552	399
Trade payables	721	664	171
Other payables, including derivative
financial instruments	776	757	195
Current tax liabilities	659	671	172
Provisions	125	62	16
Employee benefits	257	259	67
Total current liabilities	4,104	3,965	1,020

Bank loans and debentures	12,177	13,428	3,453
Loans from institutions and others	548	-	-
Employee benefits	234	233	60
Other liabilities	94	262	67
Provisions	68	69	18
Deferred tax liabilities	1,032	845	217
Total non-current liabilities	14,153	14,837	3,815

Total liabilities	18,257	18,802	4,835

Equity
Total equity attributable to equity holders
of the Company	(86)	(186)	(48)
Non-controlling interests	3,239	2,963	762

Total equity	3,153	2,777	714

Total liabilities and equity	21,410	21,579	5,549

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions, except per share data)

			Convenience
			translation
			into
			U.S. dollars
			(Note A)
	2013	2014	2014
	NIS	NIS	US$
Revenues	9,563	9,055	2,328

Cost and expenses
Depreciation and amortization	2,014	1,854	477
Salaries	1,874	1,768	455
General and operating expenses	3,586	3,374	867
Other operating expenses (income), net	57	(536)	(138)

	7,531	6,460	1,661

Operating income	2,032	2,595	667

Financing expenses, net	396	694	178

Income after financing expenses, net	1,636	1,901	489

Share of losses in equity-accounted investee	252	170	44

Income before income tax	1,384	1,731	445

Income tax	524	676	174

Net income for the period	860	1,055	271

Income (loss) attributable to:
Owners of the company	26	(108)	(28)
Non-controlling interests	834	1,163	299

Net income for the period	860	1,055	271

Earnings per share
Basic income (loss) per share	1.33	(5.65)	(1.45)
Diluted income (loss) per share	1.26	(5.77)	(1.48)

Internet Gold – Golden Lines Ltd.
Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Quarter ended December 31,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
			(Note A)			(Note A)
	2013	2014	2014	2013	2014	2014
	NIS	NIS	US$	NIS	NIS	US$

Operating income	593	633	163	2,819	3,226	830
Depreciation and amortization	328	321	82	1,311	1,281	329

EBITDA	921	954	245	4,130	4,507	1,159

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Quarter ended December 31,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
			(Note A)			(Note A)
	2013	2014	2014	2013	2014	2014
	NIS	NIS	US$	NIS	NIS	US$

Cash flow from operating activities	935	739	190	4,152	3,796	976
Purchase of property, plant and equipment	(275)	(261)	(67)	(1,042)	(1,081)	(278)
Investment in intangible assets and deferred expenses	(43)	(54)	(14)	(186)	(194)	(50)
Proceeds from the sale of property, plant and equipment	93	83	21	312	230	59

Free cash flow	710	507	130	3,236	2,751	707

Designated disclosure with respect to the Company's projected cash flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd. (the "Company"), the following is a report of the Company’s projected cash flows (the "report") and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

•	The Company’s un-reviewed financial statements as of and for the quarter ended December 31, 2014, reflect that the Company had an equity deficit of NIS 186 million as of such date.

•
The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the period from January 1, 2015 until December 31, 2015 and for the period from January 1, 2016 until December 31, 2016 described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

•
Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the period covered by the projected cash flows statement there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from January 1, 2015 until December 31, 2015	For the period from January 1, 2016 until December 31, 2016
	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (1)	18	10

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (2)(3)	47	105
Cash provided by investing activities	47	106

Sources from Subsidiary:
Dividends from subsidiary (4)	68	81

Projected liabilities (projected uses):
Cash flows used in operating activities (5)	(4)	(4)

Cash flows from financing activities:
Repayments of debentures (6)	(61)	(130)
Interest payments (6)	(58)	(52)
Cash used in financing activities	(119)	(182)

Closing balance:
Cash and cash equivalents (1)	10	10

Assumptions and explanations pertaining to the above table:

(1)
Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)
In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. At least 80% of the Company's portfolio is invested in securities rated at a local rating of AA- and higher. As of January 1, 2015, the Company’s investments in marketable securities totaled NIS 304 million and by December 31, 2016 this balance is expected to be NIS 167 million.

As of December 31, 2014, cash and cash equivalents and current investments in marketable securities totaled NIS 322 million. These liquidity balances can be converted to cash in a short period of time and are a source for debt service. The liquidity balances by themselves are sufficient for the service of the Company's debt during the projected periods.

(3)
For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company's conservative investment policy, as well as on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.
In 2014 and in 2013 the Company generated yields of 2.4% and 5.5%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.
The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

Annual yield
Period	5%	-2%
1 – annual profit (loss)	14	(6)
2 – annual profit (loss)	11	(4)

(4)
Assumption of receipt of a dividend from B Communications during the period is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that B Communications will distribute accumulated dividends of at least NIS 220 million by December 31, 2016. This assumption is based on market forecasts of the estimated net profits of Bezeq and on the Company's estimation of B Communications’ anticipated retained earnings during the projected periods. These estimates are derived, among other things, from B Communications' projected financing expenses and its projected purchase price allocation amortization expenses with respect to its acquisition of the controlling interest in Bezeq ("Bezeq PPA")  that are non-cash expenses. Future Bezeq PPA amortization expenses are expected to decrease significantly from one year to the next because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq. From April 14, 2010, the date of B Communications' acquisition of its interest in Bezeq, until December 31, 2014, B Communications has amortized approximately 66% of the total Bezeq PPA.

The dividend assumption stated in the distribution estimate above, does not differ materially from that reported in the previous quarter. The Company's management made only an internal update of the timing of distributions between the projected periods.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ December 2013 distribution of its retained earnings balance. The Company believes that the probability of future dividend distributions by B Communications has improved and is supported by the unrestricted cash mechanism provision in its Senior Secured Notes that were issued in February 2014 that allows the use of funds that are not pledged to the holders of the Senior Secured Notes.

Accordingly, the Company’s management believes that B Communications will act in the same manner as it did in 2013, and that it will distribute most of its retained earnings balance, so long as B Communications will have sufficient resources to service its debt for a period of at least 18 months and that the distribution meets the criteria for distributions under Israeli law. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

(5)
The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a dual-listed company traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

(6)
The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed 0% annual increase in the Consumer Price Index in 2015 and an assumed 1.5% annual increase in the Consumer Price Index in 2016.

The Company has additional cash generating abilities that for conservative reasons were not taken in to account in preparing the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

A.
All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. An example of this ability to sell shares of B Communications is the transaction carried out in 2013, when shares were sold to Norisha Holdings Ltd.

B.
The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the debenture issuances and debenture series exchanges that the Company completed in the recent years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report, examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that for the duration of the projected period for which cash flow information has been provided there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.